UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NATIONAL FUEL GAS COMPANY

(Exact name of registrant as specified in its charter)

NEW JERSEY	13-1086010
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
6363 Main Street Williamsville, New York	14221
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

               This Amendment No. 2 on Form 8-A/A is filed to supplement and amend the information set forth in Items 1 and 2 of the Registration Statement on Form 8-A (File No. 001-03880) filed with the Securities and Exchange Commission (the "Commission") by National Fuel Gas Company (the "Company") on June 14, 1996, as amended by Amendment No. 1 thereto filed with the Commission on April 30, 1999.

ITEM 1.	Description of Registrant's Securities to be Registered.

On March 19, 1996, the Board of Directors (the "Board") of the Company authorized the Company to enter into a Rights Agreement, dated as of June 12, 1996 (the "Original Rights Agreement"), between the Company and Marine Midland Bank, as rights agent. In connection therewith, the Board authorized and declared a dividend distribution of one right (collectively, the "Rights") for each outstanding share of common stock, par value $1.00, of the Company (the "Common Stock").

On September 17, 1998, the Board approved certain amendments to the Original Rights Agreement and authorized the Company to enter into an Amended and Restated Rights Agreement to reflect those amendments. On April 30, 1999, the Company entered into the Amended and Restated Rights Agreement, dated as of April 30, 1999, with HSBC Bank USA (the successor in interest to Marine Midland Bank), as rights agent.

On September 7, 2001, the Company effectuated a two-for-one split of its Common Stock and in connection therewith executed a certificate of amendment to the Original Rights Agreement, as amended. As a result, the (i) purchase price per share of Common Stock upon the exercise of the Rights was adjusted to $65.00 (being $32.50 per half share) and (ii) price at which the Rights may be redeemed was adjusted to $.005 per Right.

On June 7, 2007, the Board authorized additional amendments to the Original Rights Agreement, as amended, and authorized the Company to enter into an Amended and Restated Rights Agreement to reflect those amendments. On June 8, 2007, the Company entered into the Amended and Restated Rights Agreement, dated as of June 8, 2007 (the Original Rights Agreement, as amended and restated, being hereinafter referred to as the "Rights Agreement"), with HSBC Bank USA, National Association, as rights agent.

Among the amendments made to the Original Rights Agreement, as amended, are:

•

a change to the definition of Acquiring Person in the Rights Agreement such that any person who becomes the beneficial owner of voting stock in the Company representing 10% or more of the aggregate voting power of all outstanding shares of voting stock (a "Substantial Block") as a result of a reduction in the number of shares of the Company's voting stock outstanding due to the repurchase of shares of voting stock by the Company shall not be deemed to be an Acquiring Person unless and until such person, after becoming aware that such person has become the beneficial owner of a Substantial Block of the then outstanding shares of voting stock, acquires beneficial ownership of additional shares of voting stock representing 1% or more of the shares of voting stock then outstanding. Additionally, an Acquiring Person shall not be any person who otherwise would be an Acquiring Person but whom the Board determines, in good faith, to have become an Acquiring Person inadvertently (including, without limitation, because (i) such person was unaware that he or it was the beneficial owner of a percentage of Common Stock that otherwise would cause such person to be an Acquiring Person, or (ii) such person was aware of the extent to which such person is the beneficial owner of Common Stock but had no actual knowledge of the consequences of being such a beneficial owner under the Rights Agreement) and without any intention of changing or influencing control of the Company, and if such person, after being advised of such determination and within a period of time set by the Board, divests himself or itself of a sufficient number of shares of Common Stock so that such person would no longer be the beneficial owner of a Substantial Block;

•	a change allowing for greater flexibility for the Board to extend by resolution the date on which the Rights are actually distributed to stockholders in the event of a tender or exchange offer;
•	an adjustment to the distribution date of the Rights so that the Rights would be distributed on the 10th business day following the commencement of an offer for the Company's shares;
•	a clarification that the Company may pay the redemption price for the Rights in cash, shares of Common Stock, or any other form of consideration deemed appropriate by the Board;
•

the addition of a provision that prevents the Board from effecting an exchange under the Rights Agreement at any time after any person, together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the Company's Common Stock then outstanding; and

•	certain technical changes to the Rights Agreement.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Rights Agreement, a copy of which has been filed as an exhibit hereto and is expressly incorporated by reference herein.

ITEM 2.	Exhibits.

Exhibit Number	Description
4.1	Amended and Restated Rights Agreement, dated as of June 8, 2007, between National Fuel Gas Company and HSBC Bank USA, National Association

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:	/s/ J.R. Peterson
Name:	J.R. Peterson
Title:	Assistant Secretary

Dated: June 8, 2007

Exhibit Index

Exhibit Number	Description
4.1	Amended and Restated Rights Agreement, dated as of June 8, 2007, between National Fuel Gas Company and HSBC Bank USA, National Association